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                          August 28, 2023

       Rory G. Ritrievi
       President and Chief Executive Officer
       Mid Penn Bancorp, Inc.
       2407 Park Drive
       Harrisburg, Pennsylvania 17110

                                                        Re: Mid Penn Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 23,
2023
                                                            File No. 333-274177

       Dear Rory G. Ritrievi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Kenneth J. Rollins,
Esq.